EXHIBIT 99.11 Notice to ASX/LSE Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP) 24 April 2024 As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE). Share Plan Account (SPA) Rio Tinto plc ordinary shares of 10p each held in a SPA are eligible for a dividend reinvestment whereby cash dividends are used to buy Rio Tinto shares in the market. On 18 April 2024 the following PDMR/KMP acquired shares in Rio Tinto plc by way of reinvestment of dividends received on shares held in the SPA. Security Name of PDMR/KMP Number of Shares Acquired Price per Share GBP Rio Tinto plc shares Stausholm, Jakob 4,632.63906 54.04978 UK Share Plan (UKSP) The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (matching shares). Qualifying UK employees are also awarded Free Shares once a year. Rio Tinto plc shares held in the UKSP are subject to dividend reinvestment whereby cash dividends are used to buy Rio Tinto plc shares in the market. On 18 April 2024 the following PDMR/KMP acquired shares in Rio Tinto plc by way of reinvestment of dividends received on shares held in the UKSP. Security Name of PDMR/KMP Number of Shares Acquired Price per Share GBP Rio Tinto plc shares Baatar, Bold 35 54.04978 Rio Tinto plc shares Cunningham, Peter 155 54.04978 Rio Tinto plc shares Stausholm, Jakob 27 54.04978

Notice to ASX/LSE 2 / 3

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each, Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares. Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares or ADRs free of charge ('matching shares' and 'matching ADRs'), conditional upon satisfying the terms of myShare. The matching shares or matching ADRs are subject to a three year holding period, and vest after this period.

Rio Tinto Shares held in myShare are subject to dividend reinvestment whereby cash dividends are used to buy Rio Tinto shares in the market under the terms of myShare.

On 18 April 2024 the following PDMR/KMP acquired Rio Tinto plc shares by way of reinvestment of dividends received on shares held in myShare.

Security	**Name of PDMR/KMP**	**Number of Shares Acquired**	**Price per Share GBP**
Rio Tinto plc shares	Baatar, Bold	34.11553	54.04978
Rio Tinto plc shares	Barrios, Alfredo	27.25862	54.04978
Rio Tinto plc shares	Cunningham, Peter	41.84576	54.04978
Rio Tinto plc shares	Stausholm, Jakob	8.4826	54.04978
Rio Tinto plc shares	Trott, Simon	15.57993	54.04978

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Notice to ASX/LSE 3 / 3

Contacts

Please direct all enquiries to **media.enquiries@riotinto.com**

Media Relations, United Kingdom

Matthew Klar
M +44 7796 630 637

David Outhwaite
M +44 7787 597 493

Media Relations, Australia

Matt Chambers
M +61 433 525 739

Jesse Riseborough
M +61 436 653 412

Alyesha Anderson
M +61 434 868 118

Michelle Lee
M +61 458 609 322

Media Relations, Americas

Simon Letendre
M +1 514 796 4973

Malika Cherry
M +1 418 592 7293

Vanessa Damha
M +1 514 715 2152

Investor Relations, United Kingdom

Menno Sanderse
M +44 7825 195 178

David Ovington
M +44 7920 010 978

Laura Brooks
M +44 7826 942 797

Investor Relations, Australia

Tom Gallop
M +61 439 353 948

Amar Jambaa
M +61 472 865 948

Rio Tinto plc

6 St James's Square
London SW1Y 4AD
United Kingdom
T +44 20 7781 2000

Registered in England
No. 719885

Rio Tinto Limited

Level 43, 120 Collins Street
Melbourne 3000
Australia
T +61 3 9283 3333

Registered in Australia
ABN 96 004 458 404

This announcement is authorised for release to the market by Andy Hodges, Rio Tinto's Group Company Secretary.

riotinto.com